

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Federico Figueira de Chaves
Secretary
Fusion Fuel Green Limited
10 Earlsfort Terrace
Dublin 2, DO2 T380
Ireland

      Re: **Fusion Fuel Green Limited**
               Form F-4
               Exhibit Nos. 10.11, 10.12 and 10.13
               Filed September 21, 2020
               File No. 333-245052

Dear Mr. Figueira de Chaves:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                Sincerely,

                                Division of Corporation Finance